Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Healthy Choice Wellness Corp. on Amendment No. 3 to Form S-1 (File No. 333-275209) of our report dated May 24, 2024, with respect to our audits of the consolidated carve-out financial statements of Healthy Choice Wellness Corp. as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Our report on the consolidated carve-out financial statements includes an emphasis of matter paragraph related to the “carve-out” basis of accounting.

/s/ Marcum LLP

Marcum LLP

New York, NY

May 24, 2024